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SEC 13010086 MMISSION

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SEC Mail Processing Section FEB 26 2013 Washington DC 400

SEC Mail Processing Section FEB 26 2013 Washington DC 400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freeman + Co Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Fifth Avenue, 9th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Daniels, FINOP (212) 751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

EM 3/8/13

OATH OR AFFIRMATION

I, James L. Freeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freeman & Co. Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CAROL H. FOX
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FO4976291
Qualified in Queens County
My Commission Expires January 14, 2015

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREEMAN & CO. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

FREEMAN & CO. SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Freeman & Co. Securities, LLC

We have audited the accompanying statement of financial condition of Freeman & Co. Securities, LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Freeman & Co. Securities, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 19, 2013

FREEMAN & CO. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash and cash equivalents	$	2,401,309
Accounts receivable		227,520
Office equipment, net of accumulated depreciation of $3,142		4,731
Prepaid expenses		20,322
	$	2,653,882
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	391,710
Due to affiliate		30,000
		421,710
Member's equity		2,232,172
	$	2,653,882

See accompanying notes to financial statement.

1. Nature of business

Freeman & Co. Securities, LLC (the "Company"), is a Delaware limited liability company and is wholly-owned by Freeman & Co. LLC (the "Sole Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing general strategic advice to corporations concerning mergers, acquisitions, divestitures, joint ventures, business strategy, strategic investments, and other corporate transactions.

2. Summary of significant accounting policies

Basis of Presentation

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 19, 2013. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at year end of approximately $2,330,000 consist of two money market accounts, the value of which is equal to fair value.

Advisory Fees

Advisory fee revenues are recorded as earned in accordance with the terms of the advisory fee agreements.

Office equipment

Office equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful life of three years.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any federal or state income taxes on its income. The Company's Sole Member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. For the year ended December 31, 2012, the Company's allocated portion of UBT was approximately $41,000.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's Sole Member files its income tax returns in the U.S. federal and various state and local jurisdictions, and remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Net capital requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $1,980,000 which was approximately $1,880,000 in excess of its minimum requirement of $100,000.

5. Related party transactions

The Company has an Administrative Services Agreement (the "Agreement") with its Sole Member. The Agreement requires the Sole Member to provide all services required by the Company to operate its business, including but not limited to, office facilities and services, office equipment and technology. The total amount of administrative service provided by the Sole Member and reimbursed by the Company in 2012 was approximately $769,000. In addition, the Company reimbursed its Sole Member approximately $1,800,000 for compensation of its personnel based upon completed transactions for which fees have been collected during the year ended December 31, 2012. In January 2013, the Company reimbursed its Sole Member $300,000 for compensation of its personnel accrued as of December 31, 2012 and included in accounts payable and accrued expenses in the accompany statement of financial condition.

At December 31, 2012, the Company has a liability to its Sole Member for approximately $41,000 for its allocated share of UBT expense for the year ended December 31, 2012, which is included in accounts payable and accrued expenses on the statement of financial condition.

6. Concentrations

The Company earned advisory fees from three clients that individually comprised greater than 10% of total revenues. Fees from these clients accounted for approximately 74% of advisory fees in 2012. As of December 31, 2012, the Company had an outstanding receivable balance of $200,000 from one of these clients.

In the normal course of business, the Company maintains all of its cash in a financial institution, which at times, may exceed federally insured limits. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations. Management monitors the financial condition of such financial institution and does not anticipate any losses from this counterparty.

7. Subsequent event

In January 2013, the Company made a distribution of $700,000 to the Sole Member.